

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via fax (650) 427-1050

August 25, 2010

Paul Maritz
President and Chief Executive Officer
VMWARE, Inc.
3401 Hillview Avenue
Palo Alto, CA 94304

   Re: **VMWARE, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 1, 2010
      File No. 001-33622

Dear Mr. Maritz:

   We have reviewed your letter dated August 17, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 20, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses, page 50

1. We note from your response to prior comment 2 that the company seeks to highlight the material factors contributing to a change in results of operations in favor of merely quantifying each item that contributed to such change. However,

in certain circumstances you highlight several factors that contribute to a change and it is difficult to tell how each of these factors materially impacted your results or if certain of these factors contributed more to the change than others. Also, it is unclear how using qualitative language such as "primarily" provides context for the relative importance of the factors particularly when you use this language to preface multiple factors that contributed to a particular change. For instance, in your discussion regarding the increase in sales and marketing expense you cite three items that primarily contributed to the increase in such costs and three items which helped offset such increase. We continue to believe that, at a minimum, quantification of those individual factors that played a more significant role in the change would provide meaningful information in assessing your results of operations. In addition, prefacing the reference to the various sources of change with language such as "primarily," appears to only obscure the reader's ability to identify the more significant sources of the change. Please supplementally provide a quantified breakdown of the various factors noted in your disclosures and describe how you will revise the disclosures in your future filings to at least quantify those factors that most contributed to the change in your results of operations. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of 34-26831.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or me at (202) 551-3499 if you have any questions regarding the above comment.

Sincerely,

Kathleen Collins
Accounting Branch Chief